EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Six months ended June 30, 2010

Earnings before fixed charges:
Income before allocation of noncontrolling interest and income from investments in unconsolidated subsidiaries	$72,999
Add: Interest expense	74,328
Depreciation expense on cap’d interest	830
Amortization of deferred financing costs	3,445

Earnings before fixed charges	$151,602

Fixed charges:
Interest expense	$74,328
Amortization of deferred financing charges	3,445
Capitalized interest	353

Fixed charges	78,126

Preferred share distributions	—
Preferred unit distributions	10,506

Combined fixed charges	$88,632

Ratio of earnings to fixed charges	1.94

Ratio of earnings to combined fixed charges	1.71